

September 21, 2020

Zhenyu Wu
Chief Financial Officer
Elite Education Group International Ltd
1209 N. University Blvd.
Middletown, OH 45042

> **Re: Elite Education Group International Ltd**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted September 11, 2020**
> **Amendment No. 5 to Draft Registration Statement on Form F-1**
> **Submitted September 18, 2020**
> **CIK 0001781397**

Dear Mr. Wu:

We have reviewed your amended draft registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted September 18, 2020

Use of Proceeds, page 30

1. We note that you plan to use the proceeds of the offering to, among other things, "expand our existing (the Middletown campus) and build future (the Hamilton and Oxford (main) campuses) student dormitory facilities at Miami University of Ohio" and expand "into the Canadian and Southeast Asian markets." If the proceeds will be used to acquire assets, other than in the ordinary course of business, please briefly describe the assets and their cost. Similarly, if the proceeds will be used to finance acquisitions of other business,

please briefly describe such businesses and the status of such acquisitions. Refer to Item 3.C of Form 20-F.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Six Months Ended March 31, 2020 and 2019, page 36</u>

2. Please quantify the increase in revenue attributable to increases in enrollments of students separately from increases in new commission revenue earned. Refer to Item 5.A and 5.A.1 of Form 20-F as directed by Item 4.a of Form F-1, and SEC Releases 33-6835 and 33-8350, for guidance. Also refer to section 501.04 of the staff's Codification of Financial Reporting Policies in regard to quantifying each factor cited.

3. Please discuss the factors causing the decrease in the gross profit margin of 63% for the period ended March 31, 2020 from the 71% for the period ended March 31, 2019. Refer to the guidance in the preceding comment.

<u>Our Business</u>
<u>Properties, page 48</u>

4. We note your disclosure in this section, which states that "Renda started charging the Company the actual rental expense instead of the previous agreed-upon RMB 2.9 million." Please revise to include the amount of the actual rental expense.

<u>Recently issued accounting standards, page F-31</u>

5. You disclose ASU 2016-13 Financial Instruments - Credit Losses (Topic 326) is effective January 1, 2020. You also disclose you are currently evaluating the impact of this new guidance. Please clarify the status of this ASU to your business. Refer to ASU 2019-10.

You may contact Tony Watson at (202) 551-3318 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: F. Alec Orudjev, Esq.